FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of September 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X        Form 40-F
                              ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                No  X
                          ---               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


   CEZ Joins in the Privatization Tender for the Romanian Distribution Company
                             Electrica Muntenia Sud

The power utility CEZ continues its foreign expansion in South-Eastern Europe by officialy expressing its interest in acquiring the Romanian distribution company Electrica Muntenia Sud S.A.

"This is the second privatization process in Romania in which we are taking part. We succeeded in the previous one, regarding the distribution company Electrica Oltenia, thus increasing the number of CEZ Group's end users by 1.4 million. By entering into the tender for the distribution company Electrica Muntenia Sud, we confirm our commitment to this region. Our efforts to strengthen our position in the local market are natural, being a continuation of the pursuit of our vision of becoming the leader in the energy market of the Central and South-Eastern Europe," the Board Chairman and CEO Martin Roman said.

Electrica Muntenia Sud serves more than one million customers in the capital of Bucharest and the adjacent regions Guirgiu and Ilfov, selling more than 4.5 TWh of electricity annually. Electrica Muntenia Sud directly neighbors Electrica Oltenia, the company in whose privatization tender CEZ succeeded at the end of the last year and signed a privatization agreement at the beginning of April this year.

Three CEZ Group's distribution firms in Bulgaria are directly linked to the Romanian distribution company. The previous acquisitions have nearly doubled the number of CEZ Group's end users to a total of 6.6 million, making the CEZ Group No. 8 among the European utilities by this criterion.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.
                                                     ------------------------
                                                           (Registrant)


                                                  By:    /s/ Libuse Latalova
                                                     ---------------------------
                                                          Libuse Latalova
                                                  Head of Finance Administration
Date:  September 16, 2005